Mail Stop 3561

April 30, 2009

Via Fax & U.S. Mail

Mr. Ulrich Michel
Chief Financial Officer
Chaussee de Wavre, 1789
1160 Brussels, Belgium

> **Re:** **WABCO Holdings Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 001-33332**

Dear Mr. Michel:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Selected Financial Data, page 24

1. In future filings, please include a note to the selected financial data which discloses that for periods prior to July 31, 2007, the company operated as the Vehicle Control Systems business division with American Standard (Trane). The financial statements from these periods represent carve-out financial statements of the business within American Standard (Trane).

Management's Discussion and Analysis, page 25
– Results of Operations for 2007 Compared with 2006 – Gross Profit, page 31

2. We note your disclosure that gross profit in 2007 benefited from, in part, a reduction of warranty expenses of $9.8 million. Please explain to us and disclose in future filings why you believe it was appropriate to reduce warranty expenses in 2007.

- Liquidity and Capital Resources – Cash Flow, page 33

3. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

– Critical Accounting Policies and Estimates, page 39

4. Please revise future filings to include a discussion of the estimates and assumptions used in your accounting for goodwill and the related impairment analysis as part of your Critical Accounting Policies and Estimates section of MD&A. Your discussion should include the following:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Audited Financial Statements

Statements of Cash Flows, page 48

5. We note from the financing activities section in your statement of cash flows that you present cash flow activities for borrowings of revolving credit facilities and short-term debt on a net rather than on a gross basis. Please provide us with and expand your disclosure to explain your basis for presenting cash flows from revolving credit facilities and short-term debt on a net rather than gross basis, supported by the guidance in paragraph 11, 12 and 13 of SFAS No. 95 or revise your financial statements in future filings to present borrowings and repayments on a gross basis.

Notes to the Financial Statements

Note 5. Capital Stock, page 56

6. We note your disclosure that assumptions used for volatility, expected holding period and forfeiture rate were updated by the Company as of September 1, 2008 and that it is not expected that the use of these new assumptions will have a material impact to the statement of income with regard to future stock option grants. In this regard, please explain why it appears that your assumptions remained unchanged prior to September 1, 2008. Further, please explain to us the reason(s) why the Company chose to update the assumptions as of September 30, 2008. We may have further comment upon receipt of your response.

Note 12. Debt, page 66

7. We note your disclosure that the balance outstanding on the 2008 Rabobank facility is classified as long-term as the Company has the ability and intent to refinance the debt using the five-year $800 million, multi-currency revolving credit facility. In light of the fact that you disclose elsewhere in the filing that you intend to use the five-year $800 million facility to pay any fine imposed by the EU relating to alleged infringements of EU competition rules, please tell us why you believe you have the ability to refinance this amount using the five year revolving credit facility, considering the requirements outlined in paragraph 11 of SFAS 6. Also, please tell us how the disclosure in Note 13 that you expect the EBITDA covenant will limit your ability to borrow under your existing credit agreements in 2009 affects your ability to refinance the Rabobank facility.

Note 13. Warranties, Guarantees, Commitments and Contingencies
– Guarantees and Commitments, page 67

8. We note your disclosure that upon WABCO obtaining control of WABCO-TVS, WABCO-TVS will be included in the consolidated financial statements of the company. Please tell us, and disclose in future filings, the estimated effect on operating income, net income, earnings per share, and total assets will be once WABCO-TVS is consolidated. Also, tell us the estimated gain or loss on the transaction that may be recognized in the income statement. If you do not expect the transaction to have a material effect on the Company, please indicate this in your response.

– Contingencies, page 68

9. We note your disclosure that if the Commission had issued a fine in 2007 and based it on the American Standard's reported worldwide revenue in 2006, the total potential maximum liability would have been approximately $1.1 billion subject to a probable reduction for leniency of at least 20%. Please tell us, and update your disclosure in future filings to indicate what the potential maximum liability would have been if the Commission had issued a fine in 2008.

10. We note from your disclosure at the top of page 16 that among the contingent liabilities against which you will indemnify Trane and other indemnities, are non U.S. environmental liabilities associated with certain Trane entities. Please provide us, and disclose in Note 13 in future filings, the nature of the assumed environmental contingencies and how you have accounted for them in your financial statements. Also, your critical accounting policies section in MD&A should be similarly revised in future filings.

Note 14. Income Taxes, page 70

11. We note your disclosure that the income tax provision for 2008 includes a net benefit of $8.3 million, principally related to a reduction of an unrecognized tax benefit recorded in the third quarter of 2007 related to the separation of the WABCO business from Trane, and that this change in estimate resulted from the filing of the 2007 Federal Income tax returns in September 2008. Please tell us why you believe this is a change in estimate rather than a correction of an error. See paragraph 2 of SFAS No. 154.

Note 16. Related Party Transactions, page 72

12. We note your disclosure that amounts related to the Sundaram-Clayton Ltd equity investment have been derived from the audited consolidated financial statements as of and for the period ended March 31, 2008. In light of the requirements of APB 18 to use the "most recent available" information, we believe that the lag period between March 31, 2008 and December 31, 2008 (the Company's year end), may not be appropriate if it produces material differences. Please tell us why you believe it is appropriate to use a March 31, 2008 date to report results of your investment in Sundaram-Clayton Ltd. If using this date, or any date not within 90 days of December 31, 2008 (the Company's year-end) for purposes of recording your investment in Sundaram-Clayton Ltd would not produce material differences in your financial statements, please state this in your response and in your disclosure in future filings.

Exhibit 10.31

13. We note you have incorporated by reference Exhibit 10.31. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.

Exhibit 10.32

14. We note you have incorporated by reference Exhibit 10.32. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.

Exhibit 10.33

15. We note you have incorporated by reference Exhibit 10.33. This filing is missing schedule 3, which is listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including this schedule.

Other

16. Please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3373 me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(011) 32 2 675 43 42